SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 1, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM files 2008 Form 20-F Annual Report in IFRS
For the first time, our annual report contains financial statements prepared in accordance with IFRS

São Paulo, July 1, 2009 – (NYSE: TAM, Bovespa: TAMM4) In accordance with our reporting obligations, we filed our annual report on Form 20-F (the 2008 Annual Report) with the U.S. Securities and Exchange Commission (the SEC) yesterday (06/30/2009). The 2008 Annual Report can be accessed on our website (www.tam.com.br), and the SEC’s website (www.sec.gov).

For the first time, and as permitted by the SEC’s rules, our 2008 Annual Report contains financial statements prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board. In prior years, our annual report on Form 20-F contained financial statements prepared in accordance with Brazilian Generally Accepted Accounting Practices (Brazilian GAAP), with a reconciliation to United States Generally Accepted Accounting Practice (US GAAP). We are presenting our financial statements in IFRS now ahead of the compulsory requirement in Brazil that registered companies present IFRS financial statements in their CVM filings for the financial statements for the year ended December 31, 2010. We believe the adoption of IFRS will increase comparability with our peers internationally, facilitating the valuation and investment decision by our investors.

In accordance with SEC rules, our IFRS financial statements have a footnote (note 4.2) that contains a reconciliation of certain line items between IFRS and Brazilian GAAP. In order to further help investors in our transition to IFRS, we are also including an annex to this press release that contains both a summary of key accounting differences as they relate to us and a description of a change in our accounting treatment for certain expenses.

In addition, shareholders may receive a hard copy of TAM’s complete audited financial statements free of charge by requesting a copy through our Investor Relations Department at +55 11 5582 9715 or email: invest@tam.com.br.

Investor Relations:
Phone: (55) (11) 5582-9715
Fax: (55) (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2009 with 44.9% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in May. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.9 million subscribers and has awarded more than 8.3 million tickets.

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Annex to Press Release of June 30, 2009

Summary of Key Accounting Differences as they relate to us and Description of a Change in our Accounting Treatment for Certain Maintenance Expenses

We are providing the summary below to assist our investors in understanding the key changes to our financial disclosure as we make our transition to financial statements prepared in accordance with IFRS (as issued by the IASB) from our previous presentation of financial statements prepared in accordance with Brazilian GAAP with a US GAAP reconciliation, as well as to explain a change in our accounting treatment for some of our engine maintenance contracts.

As required by SEC rules, note 4.2 to the IFRS financial statements that form part of our 2008 Annual Report also contains a reconciliation of certain line items between IFRS and Brazilian GAAP. The discussion below under “A. Summary of Key Accounting Differences as they relate to us” describes the key differences between IFRS and Brazilian GAAP as they relate to us. In addition, to further assist our investors, where US GAAP varies from Brazilian GAAP in relation to any of these items, we also describe those differences below.

A. Summary of Key Accounting Differences as they relate to us

Classification of flight equipment as financial leases

Under IFRS, finance leases are defined as leases which transfer substantially all risks and rewards to the lessee. While there are no specific rules which define when substantially all risks and rewards have been transferred, under IFRS the following criteria typically indicate that the lessee has assumed substantially all risks and rewards:

  the lease transfers ownership of the property to the lessee by the end of the lease;
  the lease contains a bargain purchase option for a price below market value;
  the lease term covers the majority of the economic life of the leased asset;
  the present value of the minimum lease payments at the beginning of the term of the lease amounts to at least substantially all of the fair value of the leased asset; and
  the leased asset is of a specialized nature, such that only the lessee is able to use that asset without major modifications.

Brazilian GAAP has no specific requirement in relation to defining a “finance lease” or accounting for leases. Under Brazilian GAAP we recognized contracts where the lessee had a bargain purchase option for the applicable asset as a finance lease, and treated all other leases as operating leases. US GAAP differs from Brazilian GAAP in this respect because US GAAP has specific criteria (provided in SFAS 13) for defining a finance lease, being any lease where:

  the lease transfers ownership of the asset to the lessee at the end of the lease;
  the lease contains a bargain purchase option for a price below market value;
  the lease term is equal to 75% or more of the estimated economic life of the asset; and
  the present value of the minimum lease payments at the beginning of the term of the lease, excluding certain execution costs and taxes, exceeds 90% of the fair value of the asset at inception.

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By way of example, in 2007 this difference between Brazilian GAAP and US GAAP meant that 44 of our aircraft leases that were classified as operating leases under Brazilian GAAP were classified as finance leases under US GAAP.

Accounting for sale-leaseback transactions

Under IFRS, a sale-leaseback transaction where the resulting lease is a finance lease is treated as a single transaction pursuant to which any gain or loss for the seller (who becomes the lessee) is deferred and amortized over the term of the lease. Accordingly, under IFRS gains and losses in relation to sale-leaseback transactions are amortized over the lease term. This was also the case under US GAAP. Brazilian GAAP has no specific requirement in relation to accounting for sale-leaseback transactions. Under Brazilian GAAP, we recognized any gains or losses from sale-leaseback transactions on our income statement at the time of the transaction.

Built-in overhaul accounting for aircraft engine maintenance

Under IFRS, we apply the “built-in overhaul” method in relation to aircraft engine maintenance. This means that we segregate aircraft expenses into two groups, the first being expenses that should be depreciated over the useful life of an aircraft and the second being expenses that require overhaul at periodic intervals. In our case, under IFRS major maintenance expenditure is capitalized and depreciated over the period to the next scheduled maintenance event. We also applied the built-in overhaul method under Brazilian GAAP. However, the aircraft engines covered by the built-in overhaul method were different because only those engines that were covered by finance leases were subject to accounting under the built-in overhaul method. Under Brazilian GAAP, we expensed engine maintenance as incurred for aircraft engines under operating leases.

Revaluation of aircraft

Under IFRS, we revalue our aircraft annually. Under Brazilian GAAP, we recorded the value of our aircraft on a historical cost basis. This change to annual revaluation under IFRS had the effect of increasing the fair value of our aircraft at the first measure on January 1, 2007, when compared to Brazilian GAAP. This then led to an increase in our depreciation charge for that year and a decrease in the fair value of our aircraft at the end of that year. We engaged a firm of independent valuation experts to conduct the annual revaluation of our aircraft under IFRS.

Revenue in relation to loyalty program points

Under IFRS, we defer the revenue in relation to outstanding (unredeemed) loyalty program points earned by participants in our loyalty program, TAM Fidelidade. This applies to all outstanding loyalty program points, whether earned by customers taking flights with us or loyalty program points earned by customers who receive points that we sell to our loyalty program partners. We defer this revenue based on a fair value estimate of outstanding points, after deducting our estimate for loyalty points that will expire unused. We recognize passenger revenues on our income statement at the time that passengers take flights by redeeming their loyalty program points.

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Under Brazilian GAAP, with respect to points earned by customers taking flights with us, we recorded a liability and related expense for incremental costs in relation to the redemption of outstanding loyalty points. Under Brazilian GAAP, with respect to revenue from points sold to loyalty program partners, we recorded revenue from points issued to our loyalty program partners at the time those points were issued to participants. In this respect (revenue from points sold to loyalty program partners), US GAAP differs from Brazilian GAAP because under US GAAP, we recognized revenue in two components. The first revenue component represented revenue for air transportation sold, valued at the current market rate. This revenue was deferred and recognized over the period the points are expected to be used. The second revenue component represented the services deemed to have been provided associated with operating the program, which was recognized when the points were sold.

The effect of our deferral of revenue under IFRS was an increase in deferred revenue in our balance sheet at January 1, 2007, and a decrease of revenue in our income statement of that year.

Accounting for pre-delivery payments (PDPs)

Under IFRS, we account for pre-delivery payments, or “PDPs” (which are payments we make to aircraft manufacturers pursuant to agreements where we agree to purchase aircraft from them, with the payments being made before the aircraft are delivered) as non-monetary items, with no exchange differences arising in relation to payments in currencies other than Brazilian reais, because we do not have a contractual right for the PDPs to be refunded. We capitalize borrowing costs in relation to PDPs under IFRS. Under Brazilian GAAP, we recognized PDPs as accounts receivable because based on our prior experience, the aircraft manufacturers refunded PDPs to us. Correspondingly, we recognized exchange differences arising in relation to payments in currencies other than Brazilian reais on our income statement.

Expense recognition for stock options issued to employees

Under IFRS, we measure and record the cost of employee services in exchange for stock options based on the grant-date fair value of those awards. This cost is then recognized over the period during which the employee is required to work for us in relation to that award. We estimate the value of the stock options based on the fair value of our preferred shares on the date the grant is made using the “Black-Scholes option pricing model.” Under Brazilian GAAP, the granting of stock options itself did not generate any expense and so the only accounting impact was on the date that the options were exercised, when we increased our capital by the applicable amount based on the exercise price of the options. Under US GAAP, the treatment is similar to IFRS but the stock plan is measured at fair value at each balance sheet date as a liability.

Financial statement captions and disclosures

Under IFRS, the presentation of line items on our income statement and on our balance sheet is different to that under Brazilian GAAP. We have included tables below to facilitate understanding of the new presentation

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With respect to our income statement:

Income or expense	Classification under IFRS	Classification under Brazilian GAAP
Gains and losses arising from the disposal of property, plant and equipment or from investments or impairments of fixed assets.	Operating income (expense)	Non-operating income (expense)

Movements in the fair value of derivatives relating to the price of oil	The movements are classified as a separate line item	Financial result

Gains and losses from minority interests in entities not owned by us	Included as part of “net income (loss)”	Classified as a separate line item

With respect to our balance sheet:

Asset or liability	Classification under IFRS	Classification under Brazilian GAAP
Our funds	Marketable securities	Cash and cash equivalents

Deferred income taxes	Non-current assets	Classified as a separate line item

Minority interests in entities not owned by us	Classified under “equity”	Classified as a separate line item

In addition, certain amounts relating to accounts receivable and payable, financial liabilities, revenue and operating expenses were presented under Brazilian GAAP on the face of our income statement or balance sheet, as applicable. Under IFRS, we now group these items together in the corresponding IFRS financial statements and then break them out in the notes to those IFRS financial statements.

B. Our new accounting treatment for “power by the hour” maintenance contracts

Approximately a quarter of the aircraft engines in our fleet are covered by “power by the hour” maintenance contracts, pursuant to which we pay maintenance service providers an hourly rate based on the number of hours flown. Previously, we accounted for these maintenance contracts by recording an expense on our income statement at the time that maintenance activities were actually performed by the maintenance providers. We now account for these maintenance contracts by accruing a liability and an expense based on hours flown, and this is reflected in our IFRS financial statements at and for the years ended December 31, 2008 and 2007.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.